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                              July 11, 2022

       Lou Rassey
       Chief Executive Officer
       Fast Radius, Inc.
       113 N. May Street
       Chicago, Illinois 60607

                                                        Re: Fast Radius, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed June 24, 2022
                                                            File No. 333-264427

       Dear Mr. Rassey:

              We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2022 letter.

       Amendment No. 2 to Registration Statement on Form S-1 filed June 24,
2022

       General

   1. We note your response to prior comment 2. It appears that the absence of expected cash from the exercise of
warrants could have a material effect on your liquidity and cash flows and should therefore be
discussed in materially complete detail. We would expect to see disclosure addressing
management's view on the shortfall and that $179 million in
                                                        financing that it
previously believed would (or could) be available is no longer expected to be received.
   2. We note your response to prior comment 3. Please tell us, with a view to disclosure, the extent to which you
considered Item 10(b)(3) of Regulation S-K concerning the disclosure on page 82 about
projected revenue of $104 million for fiscal year 2022 in view of your
 Lou Rassey
Fast Radius, Inc.
July 11, 2022
Page 2
       revenue of $6.3 million for the quarter ended March 31, 2022.
      Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal
Branch Chief, at 202-551-3397 with any questions.



                                                           Sincerely,
FirstName LastNameLou Rassey
                                                           Division of
Corporation Finance
Comapany NameFast Radius, Inc.
                                                           Office of
Manufacturing
July 11, 2022 Page 2
cc:       Joshua M. Samek, Esq.
FirstName LastName